December 5, 2012

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington DC 20549
Attn:    Jim B. Rosenberg
Senior Assistant Chief Accountant

RE:    FBL Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 17, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 1, 2012
File Number: 001-11917

Dear Mr. Rosenberg:

On behalf of FBL Financial Group, Inc., this letter responds to the comment of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated November 20, 2012, concerning the company's filings referenced above. In order to facilitate your review of our response, we have repeated your comment in bold immediately followed by our response in plain text. References throughout this letter to "we" and "our" are to FBL Financial Group, Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2012
Note 3 Investments Operations
Fixed Security and Equity Securities, Page 8

1.
Regarding your other asset backed fixed maturity securities which have sustained unrealized losses in excess of 20% for your Government and prime, Alt-A and Sub-prime securities, please tell us why you have not recorded other-than-temporary impairments. In your response, also address the following:

•	The geographic concentrations or primary geographic locations of the asset-backed securities by collateral type;

•	The average borrower credit quality by collateral type;

•
The key cash flow assumptions by collateral type, including projected payments of principal and interest, estimated prepayment rates, default rates, loss severity rates and the discount rates used to determine the present value of the estimated cash flows and how these estimates differ from the cash flow assumptions when the securities were purchased and their historical performance;

•	The current value of the collateral for these securities in relation to the historical value of the collateral and the value when you acquired the securities.

RESPONSE:

At September 30, 2012, our other asset-backed fixed maturity holdings included seven government and prime, alt-A and sub-prime fixed maturity securities with unrealized losses in excess of 20% compared to amortized cost. A summary of our other asset-backed fixed maturity securities with unrealized losses by collateral type at September 30, 2012 is as follows:

	Number of Securities	Amortized Cost	Fair Value	Unrealized Losses	Unrealized Loss to Amortized Cost
		(Dollars in Thousands)
Other mortgage backed securities with >20% unrealized losses
Government and prime	1	$4,988	$3,613	$(1,375)	28%
Alt-A	5	17,084	11,152	(5,932)	31% to 35%
Sub-prime	1	9,987	5,967	(4,020)	40%
		32,059	20,732	(11,327)

Other mortgage backed securities with <20% unrealized losses		8,219	7,842	(377)
Other asset-backed securities		80,934	73,785	(7,149)
Total other asset-backed fixed maturities with unrealized losses		$121,212	$102,359	$(18,853)

At each quarter end, we determine whether impairment write-downs should be recorded for other-than-temporary declines in value on our other asset-backed fixed maturity securities by comparing, for each security, the present value of expected cash flows to the amortized cost. An impairment write down is recorded when the present value of expected cash flows for an individual security is less than the amortized cost of the security, in accordance with Financial Accounting Standards Board ASC 320-10-35. Through September 30, 2012, we have recognized $7.1 million of other-than-temporary impairment losses on the seven Government and prime, Alt-A and Sub-prime securities with unrealized losses in excess of 20%, including $0.9 million recognized during the third quarter of 2012.

Below we have provided the key assumptions used in the cash flow modeling for the securities with unrealized losses in excess of 20% compared to amortized cost at September 30, 2012. This information is summarized by collateral type.

Government and Prime Security

Security Information		Modeling Information
Vintage (Year of origination)	2006 and 2007	(Dollars in Thousands)
Loan to value ratio - acquisition	20%	Lifetime prepayment speed	6 CPR
Loan to value ratio - September 30, 2012	25%	Lifetime default rate	10 CDR
Credit quality	FICO 726	Loss severity	95%
Primary geographic locations:		Discount rate	5.99%
Michigan	20%	Present value of cash flows	$5,010
California	14%
Florida	9%

Based on our projections as of September 30, 2012, the present value of future cash flows in this category continues to exceed its amortized cost, and accordingly we do not believe it has been other-than-temporarily impaired.

Alt-A Securities

Security Information		Modeling Information
Vintages (Year of origination)	2003 to 2007	(Dollars in Thousands)
Loan to value ratio - acquisition	76% to 117%	Lifetime prepayment speed	3 to 10 CPR
Loan to value ratio - September 30, 2012 (1)	44% to 125%	Lifetime default rate	3 to 10 CDR
Credit quality	FICO 647 to 714	Loss severity	95% to 100%
Primary geographic locations (weighted):		Discount rate	5.51% to 6.15%
Colorado	6%	Present value of cash flows	$17,717
Ohio	4%
New York, California and Florida	3% each

(1) Excludes the data for one security with an amortized cost of $6.0 million at September 30, 2012, as this information was not and currently is not available.

Four of the five securities in this category are wrapped by monoline insurers Financial Guaranty Insurance Company (FGIC) or AMBAC Assurance (AMBAC). We had recognized other-than-temporary impairment losses on those securities wrapped by FGIC and AMBAC in prior periods to the extent they could not be supported without this wrap as the ability of FGIC and AMBAC to provide payment protection was uncertain. Based on our projections as of September 30, 2012, the present value of future cash flows of securities in this category continues to exceed their remaining amortized cost, and accordingly we do not believe additional other-than-temporarily impairment losses are required.

Sub-Prime Security

Security Information		Modeling Information
Vintage (Year of origination)	2003 and 2004	(Dollars in Thousands)
Loan to value ratio - acquisition	73%	Lifetime prepayment speed	6 CPR
Loan to value ratio - September 30, 2012	69%	Lifetime default rate	4.5 CDR
Credit quality	FICO 632	Loss severity	60%
Primary geographic locations:		Discount rate	5.54%
Texas	25%	Present value of cash flows	$10,085
California	16%
Florida	15%

Based on our projections as of September 30, 2012, the present value of future cash flows in this category continue to exceed its amortized cost, and accordingly we do not believe it has been other-than-temporarily impaired.

Definitions and Additional Information
We use sophisticated modeling tools provided by third parties (Intex and Bloomberg) to estimate the present value of expected cash flows. We verify the bond data in these systems by reference to trustee reports for each specific security. Key model inputs such as loss severity, prepayment speeds and default rates are best estimates derived by management and validated by reference to forecasts from brokerage firms such as Barclays Capital, JP Morgan and Citigroup (Street Analysis) and reports published by rating agencies. Results generated by the models are reviewed for reasonableness. In addition, we test the validity of the systems by modeling the same security and assumptions in both systems to ensure consistent results are obtained. The following is a description of the key inputs into the modeling process:

Default Model

•
Severity: This is the amount of loss when a homeowner defaults on the mortgage. Severities are estimated for each bond based on the type of collateral underlying the security, bond structure, Street Analysis and/or information provided by rating agencies including S&P and Moody's. For the seven securities in question, expected severities were assumed to be minimal when the securities were acquired. This assumption was based on historical results which reflected the impact of a prolonged period of home price appreciation. Starting in 2008, with the housing crisis and declining property values, severities have increased. Severities experienced for the past 12 months are consistent with the severity assumptions summarized in the tables above for each asset class.

•
Conditional Prepayment Rate (CPR): This is the speed at which borrowers pay off their loans, either voluntarily or involuntarily. The CPRs expressed in the tables above represent the rate of voluntary prepayments. Involuntary prepayments are accounted for in the credit default rate assumption as discussed below. The faster the voluntary payoffs, the lower the losses as voluntary payoffs are paid back at par. The CPR used in the model is determined from Street Analysis and bond specific data for prepayments. A 6 CPR is an industry standard for prepayments. A lower number indicates slower than average prepayments, and a higher number indicates faster than average prepayments. At origination, the prepayment speed used for government and prime collateral was approximately 24 CPR, Alt-A collateral was approximately 12 CPR and sub-prime collateral was approximately 20 CPR. Voluntary prepayments have declined since loan origination due to the housing crisis. Recent CPR experience (over the last 12 months) is consistent with the CPR assumptions summarized in the tables above for each asset class.

•
Credit Default Rate (CDR): This is a measure of the annualized default rate of the mortgages supporting the bond. As the CDR increases, the losses in the bond also increase. CDR and severity are the key factors used when modeling potential losses. If many bonds are defaulting and being liquidated with high severities, losses will grow faster than if few bonds are defaulting and loss severities are low. CDR is different depending on collateral and vintage of the security. The CDR used in the model depends on actual long term trends in the bond to account for individual bond performance. At acquisition, these securities were highly rated (“AAA”) and, as a result, a standard default assumption using historical experience was assumed. The standard default rate assumption was up to 0.6 CDR peaking in month 30, staying at this level until month 70 and then declining to a long term 0.2 CDR. Our default assumptions are much higher as of September 30, 2012, based on experience with home price depreciation and high unemployment since loan origination. Recent CDR experience (over the last 12 months) is consistent with the CDR assumptions summarized in the tables above for each asset class. While it is reasonable to assume that CDR decreases as loans become more mature, we have assumed no reduction in the future CDRs.

•
Subordination: This is a measure of how much underlying support is in a senior security before the bond takes a loss. The higher the subordination, the more losses a senior bond can withstand before principal is lost. Bonds that have subordination increasing or stabilizing have less chance of loss. Of the seven securities in question, three are senior securities that we rely on subordination to not record an other-than-temporary impairment. One is an Alt-A security that is wrapped by a monoline insurer. After the monoline protection eroded in March 2010, there was roughly 12.5% subordination and there is 12.4% subordination on September 30, 2012. Another security with subordination, an Alt-A security, had 8.4% subordination at acquisition, the subordination increased to 27% in August 2011 and was 16.9% on September 30, 2012. A third security with subordination, a sub-prime security, had 8.5% subordination at acquisition, the subordination increased to 20.6% in November 2010, and was at 17.2% on September 30, 2012.

•	Discount Rate: The discount rate used to compute the present value of the cash flows is the effective yield for the security at original acquisition.

•
Collateral Value: In lieu of collateral value, we believe it is more useful to review loan-to-value (LTV) which is defined as the ratio of the loan as a percentage of the appraised value of the property. The estimated LTV has increased for some classes as home prices declined. Historically LTV declines as securities age. The lower the LTV, the more protection in the event of default.

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The Company acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this response addresses the issues raised in the comment letter. However, should you require additional information, please do not hesitate to contact me at (515) 226-6399.

Sincerely,

By: /s/ Donald J. Seibel
Donald J. Seibel
Chief Financial Officer
FBL Financial Group, Inc.